Select Income REIT

Lakewood Capital's Presentation to the Board of Trustees

January 13, 2015

Lakewood
Capital Management, LP

Disclaimer

THIS PRESENTATION IS FOR DISCUSSION AND GENERAL INFORMATIONAL PURPOSES ONLY. IT DOES NOT HAVE REGARD TO THE SPECIFIC INVESTMENT OBJECTIVE, FINANCIAL SITUATION, SUITABILITY, OR THE PARTICULAR NEED OF ANY SPECIFIC PERSON WHO MAY RECEIVE THIS PRESENTATION, AND SHOULD NOT BE TAKEN AS ADVICE ON THE MERITS OF ANY INVESTMENT DECISION. THE VIEWS EXPRESSED HEREIN REPRESENT THE OPINIONS OF LAKEWOOD CAPITAL MANAGEMENT, LP ("LAKEWOOD CAPITAL"), AND ARE BASED ON PUBLICLY AVAILABLE INFORMATION WITH RESPECT TO SELECT INCOME REIT (THE "COMPANY"). CERTAIN FINANCIAL INFORMATION AND DATA USED HEREIN HAVE BEEN DERIVED OR OBTAINED FROM PUBLIC FILINGS, INCLUDING FILINGS MADE BY THE COMPANY WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC"), AND OTHER SOURCES.

LAKEWOOD CAPITAL HAS NOT SOUGHT OR OBTAINED CONSENT FROM ANY THIRD PARTY, OTHER THAN ITS NOMINEE AND ADVISORS, TO USE ANY STATEMENTS OR INFORMATION INDICATED HEREIN AS HAVING BEEN OBTAINED OR DERIVED FROM STATEMENTS MADE OR PUBLISHED BY THIRD PARTIES. ANY SUCH STATEMENTS OR INFORMATION SHOULD NOT BE VIEWED AS INDICATING THE SUPPORT OF SUCH THIRD PARTY FOR THE VIEWS EXPRESSED HEREIN. NO WARRANTY IS MADE THAT DATA OR INFORMATION, WHETHER DERIVED OR OBTAINED FROM FILINGS MADE WITH THE SEC OR FROM ANY THIRD PARTY, ARE ACCURATE.

EXCEPT FOR THE HISTORICAL INFORMATION CONTAINED HEREIN, THE MATTERS ADDRESSED IN THIS PRESENTATION ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE CERTAIN RISKS AND UNCERTAINTIES. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS.

LAKEWOOD CAPITAL SHALL NOT BE RESPONSIBLE OR HAVE ANY LIABILITY FOR ANY MISINFORMATION CONTAINED IN ANY SEC FILING, ANY THIRD PARTY REPORT OR THIS PRESENTATION. THERE IS NO ASSURANCE OR GUARANTEE WITH RESPECT TO THE PRICES AT WHICH ANY SECURITIES OF THE COMPANY WILL TRADE, AND SUCH SECURITIES MAY NOT TRADE AT PRICES THAT MAY BE IMPLIED HEREIN. THE ESTIMATES, PROJECTIONS AND PRO FORMA INFORMATION SET FORTH HEREIN ARE BASED ON ASSUMPTIONS THAT LAKEWOOD CAPITAL BELIEVES TO BE REASONABLE, BUT THERE CAN BE NO ASSURANCE OR GUARANTEE THAT ACTUAL RESULTS OR PERFORMANCE OF THE COMPANY WILL NOT DIFFER, AND SUCH DIFFERENCES MAY BE MATERIAL. THIS PRESENTATION DOES NOT RECOMMEND THE PURCHASE OR SALE OF ANY SECURITY.

LAKEWOOD CAPITAL RESERVES THE RIGHT TO CHANGE ANY OF ITS OPINIONS EXPRESSED HEREIN AT ANY TIME AS IT DEEMS APPROPRIATE. LAKEWOOD CAPITAL DISCLAIMS ANY OBLIGATION TO UPDATE THE INFORMATION CONTAINED HEREIN.

UNDER NO CIRCUMSTANCES IS THIS PRESENTATION TO BE USED OR CONSIDERED AS AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY.

Table of Contents

Lakewood
Capital Management, LP

Who is Lakewood Capital?

Firm Overview

- Founded in 2007, Lakewood Capital Management, LP ("Lakewood") is an SEC-registered investment adviser based in New York, NY

- Over $3 billion in assets under management

- Value-oriented investment partnership dedicated to providing attractive long-term returns with a strict emphasis on capital preservation

- **Long-term** view of investments and a focus on maximizing value for all shareholders

- Investors include endowments, charitable foundations, pension funds, family offices and individuals

Lakewood Highlights

- Founded by Anthony T. Bozza
  - SAB Capital (2003 – 2007), KKR (2000 – 2003), Gleacher & Co. (1998 – 2000)
  - B.S. in Economics, *summa cum laude*, University of Pennsylvania, The Wharton School (1998)

- Strong Track Record
  - Lakewood's returns have cumulatively exceeded the S&P 500 Index and CS Long/Short Hedge Fund Index by **60.5%** and **86.9%,** respectively, since its inception[1]

1) Returns calculated vs. the S&P 500 Index as of December 31, 2014 and vs. the CS Long/Short Hedge Fund Index as of November 30, 2014 (the last date for which index information is available).

How Did We Get Here?

Lakewood's Position in SIR

- Lakewood holds a **6.8%** economic interest in Select Income REIT ("SIR" or the "Company") through ownership of common stock and cash-settled total return swaps

- We believe we are the **second-largest** independent shareholder of SIR

- We are a **long-term** shareholder of SIR (initiated position in the days following the IPO in March 2012)

Lakewood's Perspective

- We believe SIR shares are conservatively worth **$35 to $45** per share, **30% to 70%** above recent trading levels

- We believe SIR's stock trades at a **deep discount** to its Net Asset Value ("NAV") and has **dramatically underperformed** its peers due to widely-held concerns around corporate governance

- In recent quarters, we believe SIR's **governance has worsened**, leading to SIR's dramatic underperformance

- On June 11, 2014, Lakewood wrote a letter to SIR's Board of Trustees (the "Board"), detailing a series of concerning acts undertaken by management and the Board
  - A week later, we held a call with the Independent Trustees, and they promised they would deliver a response to our letter… no response ever came

- We have received feedback from **many** SIR shareholders, and we believe they have **lost all confidence** in SIR's leadership and governance, and in our view shareholders will benefit meaningfully from enhanced governance and greater accountability

- **We have nominated William H. Lenehan, a highly qualified real estate executive with significant public company experience, to the Board to provide shareholders a voice and improve the Company's governance**

Grave Corporate Governance Concerns

> **SIR suffers from a <u>misalignment of interests</u> due to its external management structure in which the manager, Reit Management & Research LLC ("RMR"), receives fees almost entirely based off the size of the assets of the Company, not SIR's share price performance.**

- At the time of the IPO, SIR had exciting potential to deliver tremendous returns to its shareholders due to its highly valuable Hawaii portfolio, where periodic rent resets have been generally 25% to 50% above prior rents

    - *"…these are very good assets in Hawaii. We don't want to sell them outright. But we think the current market is not valuing them appropriately in CommonWealth…" – RMR President & CEO Adam Portnoy[1]*

- *However*, the Board and management have embarked on an **aggressive acquisition spree**, growing the Company's assets by **361%,** while **diluting** the significant value in the Hawaii portfolio

- Deals have been financed by (1) issuing equity well below the Company's NAV and (2) increasing corporate leverage

- From the time of the Company's IPO until our 13D filing on December 5, 2014, SIR's stock has **<u>underperformed</u>** its peers by **28%**[2]

- In the one year prior to our 13D filing, SIR's stock has **<u>underperformed</u>** its peers by **29%**[2]

- Meanwhile, pro forma for the Cole Corporate Income Trust, Inc. ("CCIT") acquisition, annual fees paid to the external manager RMR will have increased by **319%** since the time of the IPO[3]

---

1) Statement made on CommonWealth REIT's Q4 2011 earnings conference call held on February 23, 2012.
2) Please see pages 17-18 for peer group and relative returns.
3) Estimated annualized pro forma business management and property management fees after the CCIT acquisition of $34.5 million compared with actual Q2 2012 annualized business management and property management fees of $8.2 million.

Lakewood Capital Management, LP

Grave Corporate Governance Concerns

The Board has a fiduciary duty to act in the best interest of shareholders and protect shareholders from the inherent misalignment of interests from the external management structure.

- **_Instead_**, recent actions taken by the Board have (1) only further entrenched RMR, (2) financially benefited RMR, (3) financially harmed SIR shareholders and (4) deepened investor mistrust, in our view

- We believe that **_as a result of these concerns_**, SIR's stock trades at a Price / 2015 Funds From Operations multiple of just 9.6x, **43%** below its peer group[1]

1) Based on Consensus estimates per Bloomberg as of January 9, 2015.

Lakewood Capital Management, LP

Recent Board Actions Are Concerning

On March 25, 2014, the shareholders of CommonWealth REIT ("CWH"), an RMR-managed public company that owned 44% of SIR at the time, voted to remove its entire Board of Trustees (including SIR Trustees Barry Portnoy, Adam Portnoy and William Lamkin, who together hold 60% of the SIR Board seats). Despite this overwhelming sign of shareholder frustration with RMR, the SIR Board immediately took steps to further entrench RMR at the expense of SIR shareholders.

- Our June 2014 letter highlighted **three significant troubling actions** taken over a two-week period by the Board in response to the removal of RMR at CWH:

  - **Concern #1**: Using bad faith tactics to ensure an amendment to de-stagger the Board did not pass (May 2, 2014)

  - **Concern #2**: Amending the management agreements with RMR to obligate SIR to pay a termination fee if the Company terminated or failed to renew the management agreements (May 9, 2014)

  - **Concern #3**: Conducting a large and unnecessary dilutive equity offering (May 14, 2014)

Lakewood
Capital Management, LP

Concerns Raised in Our June 2014 Letter

Concern #1: Using Bad Faith Tactics to Ensure the Board De-staggering Amendment Did Not Pass

- In September 2013, SIR announced that it would propose an amendment to SIR's Declaration of Trust that would eliminate the current three-year staggered terms for Trustees and permit the annual election of all Trustees in direct response to growing shareholder dissatisfaction at CWH

- After CWH's Board was removed by shareholders in March 2014, RMR retained the right to vote CWH's shares in SIR until a new CWH Board was seated

- **Shareholders who cast a vote at that meeting voted 98% "for" the de-staggering amendment**

- *However,* the vote **did not pass** because RMR President Adam Portnoy chose **not** to vote CWH's 44% stake at the meeting (ensuring the amendment would not pass) despite his support of the amendment as a SIR Trustee

- We believe that the Board could have taken **simple steps** to schedule the meeting a few weeks later, and thereby ensure the important shareholder-friendly amendment passed

- **Instead, the Board assisted in holding a dysfunctional election in which the Company's largest shareholder did not participate, and therefore, a critical and nearly unanimously-supported shareholder-friendly measure could not pass**

Concerns Raised in Our June 2014 Letter

Concern #2: Obligating SIR to Pay RMR a Termination Fee in the Event of a Termination

- In May 2014 (just two months after the CWH Board was removed), the SIR Board amended its management agreements with RMR to obligate the Company to pay a **termination fee** to RMR if the Company terminated or failed to renew the management agreements

- We calculated that this fee payable to RMR would end up amounting to more than **$30 million** and could increase to **more than $75 million** by 2016 based only on currently announced acquisitions[1]

- The only mentioned consideration given by RMR in return for the right to this egregious payment was a meaningless 60 day increase to the advance notice period in the highly improbable event that RMR were to terminate the agreements

- **Given existing shareholder concerns with the RMR relationship, what are the justifications for an independent Board to further entrench RMR by making it considerably more difficult and costly to ever remove RMR?**

- We firmly believe that this termination payment serves only to increase RMR's incentive to grow the Company's assets and **further misaligns** RMR's interests and shareholders' interests

---

1) We estimate the termination payment would be $32.7 million at year-end 2014 based on 2.75x the estimated two-year average annual base management fee and audit services expense of $9.6 million plus 12x the estimated six-month average monthly property management fee of $0.5 million. By year-end 2016, with the inclusion of the CCIT acquisition (but no other acquisitions), we estimate the total termination payment to be $75.4 million.

Lakewood
Capital Management, LP

Concerns Raised in Our June 2014 Letter

Concern #3: Conducting a Large and Unnecessary Dilutive Equity Offering

- In May 2014, the Company announced a public offering of **nine million shares**, which amounted to an astounding **18%** of the outstanding common shares and **32%** of the freely-tradable common shares

- Diluting shareholders and lowering corporate leverage was **directly at odds** with statements made just three months earlier on the fourth quarter 2013 earnings call when the SIR CFO stated, *"we may also consider moving corporate leverage higher than in prior quarters in order to capitalize on today's attractive borrowing rates and to **minimize shareholder equity dilution***."[1] (emphasis added)

- The offering diluted CWH's stake from 44% to 37%, thereby lessening its influence over the Company and **further entrenching** RMR

- The share price reaction following the offering speaks for itself as **SIR's shares fell by 6.7%** the day following the announcement of the deal

---

1) SIR's fourth quarter 2013 earnings call held on February 20, 2014.

Lakewood
Capital Management, LP

New Concerns Have Arisen Since Our Letter

New Concern #1: An RMR-Related Entity purchased CWH's 37% SIR stake

- In July 2014, RMR and Government Properties Income Trust ("GOV"), an RMR-managed entity, purchased CWH's 37% stake in SIR at a premium to the market price

- GOV's substantial ownership of SIR **further entrenches** RMR, significantly **increases governance concerns** at SIR and highlights the need for the Trustees to mind the interests of independent shareholders

- The share price reaction following the announcement of this transaction highlights shareholder concerns as **SIR's shares fell by 4.2%** the day following the announcement of the transaction

New Concern #2: The Significant Acquisition of CCIT

- In September 2014, SIR announced the acquisition of CCIT for $3 billion, more than doubling the size of SIR

- The assets were acquired at an aggressive capitalization rate of 5.8%, significantly more expensive than where SIR's stock trades

- 40% of the transaction is being financed by issuing dramatically undervalued SIR stock

- The transaction is **dilutive** to per share adjusted funds from operations

- The share price reaction following the deal speaks for itself as **SIR's shares fell by 7.4%** in the 2 days following the announcement of the deal and **16.1%** over a six-week period[1]

- **The transaction more than doubles annualized fees to RMR from $16.7 million to $34.5 million**

1) Calculated from August 29, 2014 (the last trading day prior to the CCIT deal announcement) through October 16, 2014.

SIR's Stock Price Performance Reflects Concerns



May 2014 Equity Offering

GOV Purchases SIR Stake from CWH

Announces Expensive and Dilutive CCIT Acquisition

Source: Bloomberg

Governance Concerns Are Widely Held

Third Party	Statements
Morgan Stanley Research Analyst *(December 1, 2014 Report)*	*"We are lowering our base case for SIR to $26 from $29 and converting our base case to a price target. We arrive at this PT using a ~10x multiple on our updated 2015 FFO of $2.69 (down from $2.75 following SIR's 3Q earnings miss). This multiple is below the Triple Net REIT average of ~13.5x and the ~11x we used previously for SIR **given the potential for dilution from the pending CCIT deal and increased concerns around the company's external management structure**."*
Bank of America Research Analyst *(September 3, 2014 Report)*	*"There is a high likelihood the transaction [CCIT] closes **given RMR's incentive to grow AUM**."* *"We also prefer internally managed REITs due to potential **conflict of interest** risk. These factors, plus valuation, support our Underperform weighting"*
Wells Fargo Research Analyst *(April 7, 2012 Report)*	***"The external management structure also warrants a discount..."*** *"However, we include a **10% discount** to the property value for the external management structure…"* ***"Externally managed REIT Management and Research (RMR) entities have historically had a difficult time achieving asset value growth per share** [due] to active acquisition growth, but lack of asset recycling…"*

Governance Concerns Are Widely Held

Publication / Author	Statements Re: RMR and CWH
New York Times / Gretchen Morgenson ("Management, to the Barricades!," May 4, 2013 Article)	• *"The annals of business history abound with stories of entrenched corporate executives building fortifications to maintain their plush status quo. But **recent maneuvers by the board of the CommonWealth real estate investment trust put the company in a class by itself**."* • *"REIT Management and Research is paid an advisory fee based on the size of CommonWealth's assets, rather than on how the investments perform."* • *"**So, to recap, the founder of CommonWealth and his son run the company, manage the properties for a hefty fee and dominate the board — all while having little equity stake in the company**."* • *"If the conflicts at CommonWealth are so glaring, why don't shareholders agitate for change? Some have tried, only to encounter an array of barriers that appear to be set up to keep the outside managers' lucrative contract in place and the company under their control."* • *"As if these barriers were not enough, they have been strengthened in the last five years by no less than six changes to the company's bylaws favoring the Portnoys and their management company."*
Green Street Advisors ("The Portnoy REITs – What It Means to Be Uninvestable," March 1, 2013 Report)	• *"**Green Street refers to RMR's external management structure as a "dinosaur" that "stands out like a sore thumb**."* • *"As highlighted by a Barron's Magazine Article in April 2013, analysts with Green Street Advisors believe "the family of **REITs managed by RMR have conflicts 'so severe that we deem them un-investable**.' "*[1]

1) "Whose CommonWealth is it Anyway?" by Vito Racanelli (April 20, 2013).

Lakewood
Capital Management, LP

Proxy Advisory Firms Note RMR-Related Concerns

Proxy Advisory Service	Statements Re: RMR and CWH
Institutional Shareholder Services, Inc. ("ISS")	• ISS gave CWH, an RMR-managed entity at the time, a score of 10 (**the worst possible score**), for Shareholder Rights (1 indicates lower governance risk, 10 indicates higher risk) (ISS report, April 29, 2013) • *"Perhaps most importantly, however, the history of this company under the current board and external management team strongly suggests the risk of doing nothing is significantly greater than any risk from removing the entire board at once."* (ISS report, June 13, 2013) • *"Perhaps even more tellingly, however, the board—having peacefully coexisted for decades with a **misaligned compensation structure** which ill served shareholders—did not begin to address the issue even after the dissidents began publicly beating that drum nearly a year ago. Instead, apparently, it waited until it had no other choice, acting only after 70% of outstanding shares had consented to its removal—and importantly, the Arbitration Panel had upheld their right to do so."* (ISS report, February 28, 2014)
Glass, Lewis & Co. ("Glass Lewis")	• *"In lieu of further subjugation of shareholders rights, we believe the Dissident's consent solicitation offers the much more attractive prospect of meaningful change for CWH and its owners."* (Glass Lewis report, June 17, 2013) • *"Under the pretense of not wanting 'to tie directors hands', the Portnoys will make sure that any governance change they make – including declassifying the board – is not permanent…"* (Glass Lewis report, March 5, 2014) • *"…we continue to find – as we did over the course of the Dissident's original solicitation – there is disconcertingly diminutive cause to support retention of the Trust's existing board members, including the Portnoys."* (Glass Lewis report, March 5, 2014) • *"…we believe the board's current solicitation – buttressed by an array of half-step governance amendments, dubious quantitative analyses and tone-deaf contest rhetoric – effectively fails to stem what has been long-standing and landslide momentum to bifurcate CW from the influence of RMR and the Portnoy family."* (Glass Lewis report, March 5, 2014)

SIR's Stock Has Dramatically Lagged Peers

From the IPO to the time of our 13D filing, SIR's stock has underperformed its peers by **28%** cumulatively, despite the Company's discounted IPO price.



Total Shareholder Return Since SIR IPO[1]

Peer Median: +61%

Underperformed peers by **28%**

SIR: 33%, O: 41%, EGP: 47%, LXP: 50%, EPR: 50%, TRNO: 59%, NNN: 63%, SRC: 67%, DCT: 69%, FR: 76%, STAG: 119%

1)   Source: Bloomberg. Calculations from the date of SIR's IPO on March 6, 2012 through December 5, 2014. SRC performance since its IPO on September 19, 2012.

Lakewood
Capital Management, LP

SIR's Stock Has Dramatically Lagged Peers

In the twelve months preceding our 13D filing, SIR's stock has underperformed its peers by <u>29%</u> cumulatively, which we believe reflects growing governance concerns.



Total Shareholder Return (Past Twelve Months)[1]

1) Source: Bloomberg. Calculations through December 5, 2014.

No Growth in Funds from Operations Per Share

Despite growing assets by over 4x since the IPO, Funds From Operations ("FFO") per share has remained stagnant. This is particularly disappointing in light of the significant tailwind the Company had from rental resets in the Hawaii portfolio.



SIR Normalized FFO Per Share ($ per share)

SIR's Stock is Dramatically Undervalued

> **Based on a conservative multiple of Projected 2015 FFO per share, we believe shares of SIR are worth around $35 to $45 per share, approximately 40% to 70% above recent trading levels.**

	Target FFO Scenarios		
	Low	**Middle**	**High**
(A) 2015 Projected SIR FFO ($/share) [1]	$2.71	$2.71	$2.71
(B) Target FFO Multiple [2]	13.5x	15.0x	16.5x
(C) Implied SIR Valuation (A x B)	**$36.59**	**$40.65**	**$44.72**
% Upside vs 1/9/15 Share Price	**41%**	**56%**	**72%**

1) Lakewood estimate of SIR's 2015 FFO per share.
2) For conservatism, "Middle" scenario target FFO multiple represents a 12% discount to the peer median.

SIR's Stock is Dramatically Undervalued

Based on a 5.25% cap rate for the Hawaii portfolio (reflecting its high quality and embedded growth) and 6.5% cap rate for the mainland portfolio, we believe shares of SIR are worth $35 to $40 per share, approximately 30% to 50% above recent trading levels.

($ millions, except per share amounts)	NOI Capitalization Rate Scenarios		
	Low	Middle	High
(A) Hawaii Estimated 2015 Annualized Cash NOI [1]	$66	$66	$66
(B) Cash Cap Rate	5.75%	5.25%	4.75%
(C) Total Hawaii Asset Value (A / B)	1,143	1,252	1,384
(D) Mainland Estimated 2015 Annualized Cash NOI [1]	$104	$104	$104
(E) Cash Cap Rate	7.00%	6.50%	6.00%
(F) Total Mainland Asset Value (D / E)	1,491	1,605	1,739
(G) Total Existing SIR Asset Value (C + F)	$2,634	$2,858	$3,123
(H) CCIT Acquisition at Cost (less SNH assets) [2]	2,514	2,514	2,514
(I) Q3 2014 Pro Forma Net Debt (post CCIT Acquisition) [3]	2,125	2,125	2,125
(J) Implied Pro Forma Equity Value (G + H - I)	3,023	3,247	3,513
(K) Pro Forma Shares Outstanding (post CCIT Acquisition)	88	88	88
Implied SIR Share Price (J / K)	**$34.19**	**$36.72**	**$39.72**
% Upside vs 1/9/15 Share Price	**31%**	**41%**	**53%**

1) Estimated 2015 cash NOI for Hawaii assets based on Q3 2014 reported cash NOI (annualized), grown by 3%; estimated 2015 cash NOI for Mainland assets based on Q3 2014 reported cash NOI (annualized), grown by 1.5%.
2) See pages 36 and 39 of the Joint Proxy Statement/Prospectus filed on December 23, 2014. CCIT acquisition cost calculated as: 28.5mm SIR shares issuable to CCIT shareholders x $27.90 SIR share price on 8/29/2014 + working capital and non-controlling interest (-$0.6mm) + assumed mortgage principal ($297.7mm) + cash consideration ($1,246.3mm) + CCIT debt to be repaid at closing ($715mm) – proceeds from asset sale to SNH ($539mm).
3) Q3 2014 pro forma net debt post-CCIT acquisition (per SIR / CCIT proxy) with 3 months of assumed cash generation since last SIR dividend was paid.

Lakewood
Capital Management, LP

SIR's Stock Trades at a Large Discount to Peers

The shares of SIR trade at a discount of over 40% to the peers based on Price / 2015 FFO and nearly 30% based on capitalization rates despite the Company's premium Hawaii asset portfolio. We believe the discount in the stock is the result of the widely-held governance concerns at SIR.

Ticker	Company [1]	Price as of 1/9/15	Equity Market Cap	Enterprise Value (EV)	Current Dividend Yield	Cash Capitalization Rate	Price / FFO [2] 2014E	2015E
EPR	EPR Properties	$60.36	$3,462	$5,421	5.7%	6.6%	14.9x	13.8x
NNN	National Retail Properties	42.09	5,342	7,773	4.0	5.4	20.4	19.4
O	Realty Income Corp	50.33	11,249	16,623	4.4	5.3	19.4	18.5
SRC	Spirit Realty Capital	12.26	4,875	8,832	5.5	6.4	15.0	14.3
STAG	STAG Industrial	25.96	1,549	2,361	5.2	6.0	17.7	16.2
LXP	Lexington Realty Trust	11.18	2,571	4,716	6.1	6.8	10.2	10.3
EGP	EastGroup Properties	65.09	2,060	2,980	3.5	5.7	18.8	17.5
DCT	DCT Industrial Trust	36.67	3,069	4,583	3.1	5.4	19.5	18.2
TRNO	Terreno Realty Corp	21.95	723	920	2.9	5.2	24.9	21.5
FR	First Industrial Realty	21.83	2,510	3,839	1.9	6.3	18.8	17.0
CSG	Chambers Street	8.15	1,931	3,421	6.3	7.3	11.8	11.3
Peer Median					**4.4%**	**6.0%**	**18.8x**	**17.0x**
Peer Average					**4.4**	**6.0**	**17.4**	**16.2**
SIR		**$26.03**	**$1,560**	**$1,980**	**7.4%**	**8.4%**	**9.4x**	**9.6x**
% Premium/(Discount) vs Peer Median					*(41%)*	*(29%)*	*(50%)*	*(43%)*

1) Peer Group consists of all non-RMR managed companies listed as peers in April 2012 initiating coverage reports from RBC, Morgan Stanley, Bank of America and Wells Fargo, but excludes CapLease (acquired during 2013) and Prologis (given its large size and scale). We have also included Spirit Realty (completed IPO in September 2012) and Chambers Street to the peer group, but have excluded American Realty Capital Properties due to its accounting problems.
2) Based on Consensus estimates per Bloomberg.

Lakewood
Capital Management, LP

SIR's Stock Trades at a Large Discount to Peers

On all key valuation metrics, SIR trades at discounts of <u>30% to 40%</u> vs its peers.



1) Source: Bloomberg. Share prices as of January 9, 2015.

Misalignment: RMR is Incented to Grow Assets

SIR has grown its assets and share count significantly more than its peers…

Total Assets vs. Q1'12[1]



Growth in Diluted Shares Since Q1 2012[1]



… leading to a significant rise in fees paid to RMR.



1) Calculations based on SIR total assets and diluted share count as of 9/30/14, pro forma for the pending CCIT acquisition.
2) With SIR completing its IPO in March 2012, Q2'12 was the first full quarter as a standalone public company ($8.2mm represents annualized fees to RMR in Q2'12).

Misalignment: RMR Wins, Shareholders Lose

While RMR Fees have grown by <u>319%</u>, shareholder returns have underperformed peers by <u>28%</u>.



Fees to RMR Over Time ($ millions)[1]

RMR fees +319% since Q2 2012



Shareholder Return Since SIR IPO[2]

SIR underperformed peers by <u>28%</u>

---

1) With SIR completing its IPO in March 2012, Q2'12 was the first full quarter as a standalone public company ($8.2mm represents annualized fees to RMR in Q2'12).
2) Calculations through December 5, 2014, the day Lakewood filed its 13D.

Our Highly Qualified Nominee: William H. Lenehan

SIR shareholders need a <u>true independent voice</u> on the Board. We have nominated William H. Lenehan, a highly qualified real estate executive with significant public company experience to the Board, to give shareholders a voice and seek to improve the Company's governance.

- **<u>William H. Lenehan is an independent real estate industry professional with significant experience in net leased properties and public company corporate governance matters</u>**

- Spent 10 years at a highly-respected investment firm, Farallon Capital Management, L.L.C., where he invested in private equity and public equity real estate
  - Mr. Lenehan brings a shareholder's perspective, personally owning SIR shares

- Mr. Lenehan currently serves on the boards of **three** public companies (two of which are real estate companies) and has been the Interim CEO and board member of a fourth company

- **<u>Proven track record of shareholder value creation</u>** at MI Developments Inc. ("MIM", now called Granite Real Estate Investment Trust), Gramercy Property Trust Inc. ("GPT") and Stratus Properties Inc. ("STRS")

- Mr. Lenehan served as CEO of MIM in late 2011
  - During his tenure, MIM generated a total shareholder return of **<u>+7.9%</u>** compared to the RMZ Index at -10.0% and the S&P 500 at -6.2%[1]

- Elected to the board of GPT on January 17, 2012
  - Since that time, GPT stock has generated a total shareholder return of **<u>+123.0%</u>** vs the RMZ Index at +52.1% and the S&P 500 at +70.7%[1]

- Elected to the board of STRS on May 24, 2012
  - Since that time, STRS stock has generated a total shareholder return of **<u>+84.2%</u>** vs the RMZ Index at +41.1% and the S&P 500 at +65.9%[1]

"After being appointed as the director nominee by the Preferred Stock shareholders, Bill was immediately constructive and thoughtful in his approach to creating shareholder value. Bill has since become an annually elected Director of Gramercy and is a trusted advisor who understands real estate and the REIT world intimately."

– Gordon DuGan, CEO of Gramercy Property Trust

1) Returns calculated through December 5, 2014, the day Lakewood filed its 13D.

Lakewood Capital Management, LP

Appendix A

OUR HIGHLY QUALIFIED NOMINEE

William H. Lenehan Biography

- William H. Lenehan is an independent real estate industry professional with significant experience in net leased properties and public company corporate governance matters

- Formerly Interim Chief Executive Officer of MI Developments, Inc. (NYSE: MIM), a real estate operating company with a global net lease portfolio, from June 2011 to December 2011, where he served as a member of its Board of Directors and Strategic Review Committee

- Director of Gramercy Property Trust Inc. (NYSE: GPT), a commercial real estate investment company focused on acquiring and managing net leased office and industrial assets, since January 2012 and Chairman of its Investment Committee and a Member of the Nominating and Corporate Governance Committee

- Director of Stratus Properties Inc. (NASDAQ:STRS), a real estate development company, since May 2012, where he is Chairman of the Corporate Governance Committee and a Member of the Audit Committee

- Director of Darden Restaurants, Inc. (NYSE: DRI), the world's largest company-owned and operated full service restaurant company, since October 2014, where he is the Chairman of the Real Estate and Finance Committee and a Member of the Corporate Governance Committee

- Served as a special advisor to the Board of Directors of EVOQ Properties, Inc., the owner of a substantial portfolio of development assets in downtown Los Angeles, California, since June 2012
  - At the time Mr. Lenehan joined, EVOQ's stock was trading at approximately $3 per share
  - The company was sold in August 2014 for $12.96 per share, **more than 300% above where the stock was trading when he joined**

- Formerly an investment professional at Farallon Capital Management, L.L.C. in the real estate group, where he was involved with numerous public security and private equity investments in the real estate sector From August 2001 to February 2011

- B.A. in economics and classics from Claremont McKenna College

Lakewood
Capital Management, LP

Track Record: MI Developments (MIM)

- Mr. Lenehan served as interim CEO of MI Developments in late 2011
  - During Mr. Lenehan's tenure as CEO, MIM (now called Granite Real Estate Investments), generated a total shareholder return of **+7.9%**, significantly outperforming the RMZ Index, which declined -10.0% and the S&P 500 Index, which declined -6.2% over the same period

- Prior to serving as CEO, Mr. Lenehan was closely involved with the company at Farallon Capital
  - Mr. Lenehan was instrumental in terminating a problematic dual-class share structure, which resulted in significant share price appreciation in late 2010 and early 2011
  - *" 'This announcement represents a victory and vindication for all of the activist shareholders that have worked towards this over the last seven years,' said Alex Avery, an analyst at CIBC World Markets Inc. in Toronto."*[2]



1) Source: Bloomberg. Returns calculated in US dollars from December 31, 2009 through December 1, 2011, the day Mr. Lenehan was replaced as CEO.
2) The Globe and Mail: "MI Developments heeds call to convert to a REIT", article published October 26, 2011.

Track Record: Gramercy Property Trust (GPT)

- Mr. Lenehan was elected to GPT's Board on January 17, 2012

- Since that time, GPT has generated total shareholder returns of **+123.0%**[1]
  - This represents total returns of **more than double** the RMZ Index, which is up +52.1% and significantly better than the overall S&P 500 Index, which is up +70.7%



1)   Source: Bloomberg. Returns calculated through December 5, 2014, the day Lakewood filed its 13D.

Track Record: Stratus Properties (STRS)

- Mr. Lenehan was elected to STRS's Board on May 24, 2012

- Since that time, STRS has generated total shareholder returns of **+84.2%**[1]
  - This represents total returns significantly above the RMZ Index, which is up +41.1% and significantly better than the overall S&P 500 Index, which is up +65.9%



1) Source: Bloomberg. Returns calculated through December 5, 2014, the day Lakewood filed its 13D.